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                   The Hartford Financial Services Group, Inc.
                       Life Law Group - Mutual Funds Unit
                              200 Hopmeadow Street
                           Simsbury, Connecticut 06089




December 7, 2004

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:      Hartford Series Fund, Inc. ("Registrant")
                  File Nos.: 333-45431, 811-08629
                  CIK No.: 0001053425

Dear Sir or Madam:

I hereby submit this application to withdraw the filing of certain post-effective amendments to the Registration Statement of the above-referenced Registrant, on behalf of the twenty-six series of the Registrant (the "Funds"). Registrant, on behalf of the Funds, first filed with the Securities and Exchange Commission on May 27, 2004 under Rule 485(a) Post-Effective Amendment No. 33 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 31 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Registration Statement (Accession number: 0001047469-04-018758). Registrant, on behalf of the Funds, filed Post-Effective Amendment No. 34 under the 1933 Act and Amendment No. 32 under the 1940 Act to delay the effectiveness of the Registration Statement on July 23, 2004 (Accession number:
0001047469-04-024135); Post-Effective Amendment No. 35 under the 1933 Act and Amendment No. 33 under the 1940 Act to delay the effectiveness of the Registration Statement on August 17, 2004 (Accession number:
0001047469-04-026747); Post-Effective Amendment No. 36 under the 1933 Act and Amendment No. 34 under the 1940 Act to delay the effectiveness of the Registration Statement on September 15, 2004 (Accession number:
0001047469-04-028832); Post-Effective Amendment No. 37 under the 1933 Act and Amendment No. 35 under the 1940 Act to delay the effectiveness of the Registration Statement on October 14, 2004 (Accession number:
0001047469-04-031180); and Post-Effective Amendment No. 38 under the 1933 Act and Amendment No. 36 under the 1940 Act to delay the effectiveness of the Registration Statement on November 12, 2004 (Accession number:
0001047469-04-033908). The Registration Statement was filed for the purpose of adding an additional class of shares, Class IC, to the Funds. Absent the withdrawal, the Registration Statement for Class IC shares will become effective on December 10, 2004.

The Registrant has decided not to offer or make available Class IC shares of the Funds at this time. No securities were sold in connection with the Registration Statement for Class IC shares. The Registrant believes that the withdrawal would be consistent with the public interest and the protection of investors. Therefore, the Registrant respectfully requests that pursuant to Rule 477 under the 1933 Act the Securities and Exchange Commission consent to this application for withdrawal as soon as possible.

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U.S. Securities and Exchange Commission
December 7, 2004
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Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal has been signed by Kevin J. Carr, Vice President and Secretary of the Registrant, this 7th day of December, 2004.

Sincerely,


/s/ Kevin J. Carr
Kevin J. Carr
Vice President and Secretary